As filed with the Securities and Exchange Commission on October 27, 2005
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                    Evergreen Utilities and High Income Fund
                       (Name of Subject Company (Issuer))

                    Evergreen Utilities and High Income Fund
                  (Name of Filing Persons (Offeror and Issuer))

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                   30034Q 10 9
                      (CUSIP Number of Class of Securities)

                           Michael H. Koonce, Esquire
                               200 Berkeley Street
                        Boston, Massachusetts 02116-5034
                                 (617) 210-3663
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                               Timothy W. Diggins
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
           Transaction Valuation               Amount of Filing Fee
           ---------------------               --------------------
--------------------------------------------------------------------------------
              $12,630,980(a)                       $1,486.67(b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price to be paid for 493,205 shares in the offer, based upon the net asset value per share of $25.61 at September 21, 2005.

(b) Calculated as the Transaction Valuation multiplied by .00011770.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:   $1,486.67
        Form or Registration No.: Schedule TO
        Filing Party:             Evergreen Utilities and High Income Fund
        Date Filed:               September 26, 2005

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_| third-party tender offer subject to Rule 14d-1.

      |X| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                             Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on September 26, 2005 by Evergreen Utilities and High Income Fund, a statutory trust organized under the laws of the state of Delaware (the "Fund"), relating to an offer by the Fund to purchase for cash up to 5% or 493,205 of the Fund's issued and outstanding common shares, no par value, amends such Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits.

The following material is hereby filed as an additional exhibit to the Fund's Schedule TO:

(a)(5)(iv) Press release issued on October 27, 2005.

NOTICE

A copy of the Certificate of Trust of Evergreen Utilities and High Income Fund (the "Trust"), together with all amendments thereto, is on file with the Secretary of State of The State of Delaware and notice is hereby given that this instrument is executed on behalf of the Trust by trustees and officers of the Trust as officers and trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the officers or trustees of the Trust or shareholders individually but are binding only upon the assets and property of the Trust or the relevant series.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    EVERGREEN UTILITIES AND HIGH INCOME FUND


                                        /s/ Michael H. Koonce
                                        -------------------------------
                                        Name: Michael H. Koonce
                                        Title:   Secretary

Dated: October 27, 2005

                                  EXHIBIT INDEX

Exhibit
-------

(a)(5)(iv)      Press release issued on October 27, 2005.